SECURIT 05039190 IN

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITY FINANCIAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 WEST MIAMI AVENUE, SUITE B
(No. and Street)

VENICE	FLORIDA	34285-2411
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TRAVIS W. TUCCILLO (941) 483-3732
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUTHILL & EDDY, LLC.
(Name – *if individual, state last, first, middle name*)

1031 W MORSE BLVD., SUITE 200	WINTER PARK	FLORIDA	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING SECTION MAR 0 1 2005 WASH., D.C. 185

PROCESSED MAR 2 3 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TRAVIS W. TUCCILLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITY FINANCIAL ADVISORS, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT/CEO

Title

STATE OF FLORIDA
COUNTY OF SARASOTA

Sworn to (or affirmed) and subscribed before me this _____ day of __________, 2005, by Travis W. Tuccillo, known personally.

KRISTINA M. GARBADE
Commission # DD0127838
Expires 6/20/2006
Bonded through
(800-432-4254) Florida Notary Assn., Inc

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditor's Report

Board of Directors
First Security Financial Advisors, Inc.
Venice, Florida

We have audited the accompanying statement of financial condition of First Security Financial Advisors, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Security Financial Advisors, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

February 23, 2005

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 62,162
Accounts receivable	15,984
Due from officers	29,847
Prepaid expenses	592
Property and equipment, net	12,466
Deposit with clearing organization	25,000
Securities owned, available for sale	3,300
	$ 149,351

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 19,058
Shareholders' equity:	
Common stock, $1 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	87,500
Retained earnings	41,793
	130,293
	$ 149,351

See notes to financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Investment advisory	$ 579,495
Commissions	342,183
Other income	420
	922,098
Operating expenses:	
Salaries and payroll taxes	599,849
Commissions	76,443
Professional and legal fees	15,433
Rent	18,015
Office expenses	23,533
Licenses and registration fees	14,910
Other operating expenses	120,614
	868,797
Net income	$ 53,301

See notes to financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-In Capital	(Deficit)	Total
Balance, January 1, 2004	1,000	$ 1,000	$ 87,500	$ (11,508)	$ 76,992
Net income for the year ended December 31, 2004	-	-	-	53,301	53,301
Balance, December 31, 2004	1,000	$ 1,000	$ 87,500	$ 41,793	$ 130,293

See notes to financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 53,301
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,240
Changes in operating assets and liabilities:	
Increase in accounts receivable	(14,327)
Decrease in prepaid expenses	3,303
Increase in due from officers	(29,847)
Decrease in accounts payable and accrued expenses	(1,585)
Total adjustments	(38,216)
Net cash provided by operating activities	15,085
Cash flows from investing activities:	
Purchase of equipment and net cash used by investing activities	(10,623)
Net increase in cash and cash equivalents	4,462
Cash and cash equivalents at beginning of year	57,700
Cash and cash equivalents at end of year	$ 62,162

See notes to financial statements.

FIRST SECURITY FINANCIAL ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
First Security Financial Advisors, Inc. (the "Company") was incorporated in September 1995 as a registered investment advisor. The Company provides planning and investment management services. The corporate office of the Company is located in Venice, Florida. Additionally, the Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Trades are cleared principally by Pershing LLC, a member of the New York Stock Exchange ("NYSE").

Cash and cash equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and equipment:
Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at 3 to 5 years and the straight-line method is used for depreciation purposes. Software and leasehold improvements are being amortized over three and five years, respectively, using the straight-line method. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Income taxes:
The Company and its shareholders have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholders. Because of this election, federal income taxes have not been provided for in the 2004 financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition:
The revenue of the Company is derived primarily from investment advisory fees and from commissions earned on the sale of securities. Investment advisory fees are generally calculated as a percentage of assets managed, are paid in advance each quarter, and are amortized to income over the period for which the fees were paid. Commission income is recorded as of the date of the transaction leading to the commission.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

1. Nature of operations and summary of significant accounting policies - continued:

Advertising:
The Company's policy is to expense advertising costs as the costs are incurred. Advertising for the year ended December 31, 2004 was $62,893.

2. Securities owned, available for sale:

Securities owned, available for sale consist of common stock held. The original cost approximates the market value as of December 31, 2004; therefore, there are no unrealized gains or losses as of December 31, 2004.

3. Property and equipment:

Property and equipment consists of the following at December 31, 2004:

Computer equipment	$ 46,277
Software	42,929
Office equipment	19,405
Furniture and equipment	26,080
Leasehold improvements	24,121
	158,812
Less accumulated depreciation and amortization	(146,346)
	$ 12,466

Depreciation and amortization expenses amounted to $4,240 for the year ended December 31, 2004.

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

As of December 31, 2004, the Company had excess net capital of $28,335 and a net capital ratio of .24 to 1.

5. Related party transactions:

The Company leases office space on a month-to-month basis from an entity in which a majority shareholder of the Company is a significant partner. Rent payments to this entity totaled $16,170 for the year ended December 31, 2004.

6. Liability subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2004.

7. Supplementary disclosures of cash flow information:

   Cash was paid during the year for:

Interest	$ 105
Income taxes	$ None

FIRST SECURITY FINANCIAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital	
Total shareholders' equity	$ 130,293
Deductions:	
Nonallowable assets:	
Accounts receivable over 30 days old	(5,753)
Due from officers	(29,847)
Prepaid expenses	(592)
Property and equipment, net	(12,466)
Securities owned, available for sale	(3,300)
Net capital	$ 78,335

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II FOCUS report	$ 91,294
Adjustments:	
Accounts receivable over 30 days old	(4,948)
Adjustment to record accounts payable	(8,011)
Net capital	$ 78,335

FIRST SECURITY FINANCIAL ADVISORS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Accounts payable and accrued expenses and aggregate indebtedness	$ 19,058
Ratio of aggregate indebtedness to net capital	.24

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Independent Auditors' Report On Internal Control Required By SEC Rule 17A-5

Board of Directors
First Security Financial Advisors, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplemental schedules of First Security Financial Advisors, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of First Security Financial Advisors, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2005